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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

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                               SCHEDULE 14D-9/A
                               (Amendment No. 4)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                           MAXUS ENERGY CORPORATION
                           (Name of Subject Company)

                           MAXUS ENERGY CORPORATION
                       (Name of Person Filing Statement)

                    Common Stock, par value $1.00 per share
                        (Title of Class of Securities)

                                  577730 10 4
                     (CUSIP Number of Class of Securities)

                          McCarter Middlebrook, Esq.
                      Vice President and General Counsel
                           Maxus Energy Corporation
                           717 North Harwood Street
                           Dallas, Texas  75201-6594
                                (214) 953-2000
                (Name, address, and telephone number of person
                authorized to receive notice and communications
                   on behalf of the person filing statement)

                                   Copy to:
                           Robert A. Profusek, Esq.
                          Jones, Day, Reavis & Pogue
                             599 Lexington Avenue
                           New York, New York  10022
                                (212) 326-3939



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     This Amendment No. 4 amends the Solicitation/Recommendation Statement on
Schedule 14D-9 filed on March 3, 1995, as amended by Amendment No. 1 thereto filed on March 6, 1995, Amendment No. 2 thereto filed on March 9, 1995, and Amendment No. 3 thereto filed on March 20, 1995 (as heretofore amended, the "Schedule 14D-9"), by Maxus Energy Corporation, a Delaware corporation (the "Company"), in connection with the tender offer (the "Offer") commenced on March 3, 1995 by YPF Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of YPF Sociedad Anonima, a sociedad anonima organized under the laws of the Republic of Argentina ("YPF"), to purchase all outstanding shares of common stock, par value $1.00 per share, of the Company (the "Shares") at a price of $5.50 per Share, net to seller in cash.

     All capitalized terms not otherwise defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of Item 8(a):

          On March 28, 1995, YPF and Purchaser filed an amendment to their Tender Offer Statement on Schedule 14D-1, which amendment provided as follows:

               "YPF and Chase agreed verbally that the various facilities contemplated by the Commitment Letter will, in the definitive loan documentation, be modified in a number of respects, including the following: (a) with respect to the YPF Facility, (i) the principal amount thereof will be increased by $50 million, and (ii) the interest rate applicable thereto will, until April 14, 1995, be the base rate (as defined in the applicable facility, the "Base Rate") plus a margin of 1/2%, and thereafter, the one, two or three-month London Interbank Offered Rate plus a margin of 1 1/2%; (b) with respect to the Purchaser Facility, (i) the maximum principal amount thereof will be decreased by $50 million and (ii) the interest rate applicable thereto will be either (A) the one-month London Interbank Offered Rate plus a margin of 2 1/4% or (B) the Base Rate plus a margin of 1 1/4%; (c) with respect to the Subsidiaries Facility, (i) the maximum principal amount thereof will be decreased by $75 million, (ii) the interest rate applicable thereto will, until March 31, 1997, be either (A) the one, two or three-month London Interbank Offered Rate plus a margin of 2 1/4%, or (B) the Base Rate plus a margin of 1 1/4%, and thereafter either (C) the one, two or three-month London Interbank Offered Rate plus a margin of 2 3/4% or (D) the Base Rate plus a margin of 1 3/4%; and (d) the interest rate applicable to the Midgard Facility will be, until March 31, 1997, either (i) the one, two or three-month London Interbank Offered Rate plus a margin of 1 3/4% or (ii) the Base Rate plus a margin of 1 1/4%, and thereafter (iii) the one, two or three-month London Interbank Offered Rate plus a margin of 2 1/4%, or (iv) the Base Rate plus a margin of 1 1/4%; (e) the maturity of the Purchaser Facility will be the earlier of (i) the Effective Time and
          (ii) May 26, 1995; (f) the YPF Loan will be payable in five consecutive monthly installments, of which the last installment is payable on December 15, 1995, the Midgard Loan will be payable in 28 consecutive quarterly installments commencing on March 31, 1997 and the Subsidiaries Loan will be payable in 24 consecutive quarterly installments commencing on March 31, 1997; and (g) the Subsidiaries Loan to Java and Sumatra will be secured by certain of the assets of Java and Sumatra, will be guaranteed by the Company and a new subsidiary formed to hold Java and Sumatra, and the guarantee by that holding company will be secured by stock of Java and Sumatra."

          In connection with such modification, YPF has informed the Company that the total amount of the Company's existing cash on hand that will be used to repay a portion of the Purchaser Loan is expected to increase from $100,000,000 to up to $125,000,000, plus accrued interest on such loan.

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          The Board reviewed the proposed changes to the financings and unanimously concluded (with the director elected by Prudential pursuant to the terms of the $9.75 Preferred Stock abstaining) to reconfirm its prior recommendation that holders of Shares accept the Offer and tender their Shares pursuant to the Offer. Following such action, on March 28, 1995, the Company issued a press release, a copy of which is filed as Exhibit 14 hereto.


     Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following at the end of Item 8(b):

          In a press release issued on March 28, 1995, a copy of which is filed as Exhibit 14 hereto, Maxus announced that it and YPF had reached an agreement in principle with the plaintiffs to settle the above-described stockholder litigation challenging the Offer and the Merger. In this connection, the plaintiffs have withdrawn their motion for a preliminary injunction to enjoin the Offer, which motion had been scheduled to be heard on March 28, 1995 before the Delaware Chancery Court.


     Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following at the end thereof:

          (d) Maxus Preferred Stock Listing. In a press release issued on March 24, 1995, copy of which is filed as Exhibit 13 hereto, the Company announced that the NYSE has informed the Company that, consistent with its existing policy, trading in the $4.00 Preferred Stock will be suspended on the NYSE when trading is suspended with respect to the Shares as a result of the Merger. The $2.50 Preferred Stock is expected to remain eligible for trading on the NYSE. The Company intends to make application for a listing of the $4.00 Preferred Stock, and possibly the $2.50 Preferred Stock, on another exchange or market. There can be no assurance that any such listing will be obtained.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

     The following exhibits are filed herewith:

     Exhibit 13 - Press Release, dated March 24, 1995.

     Exhibit 14 - Press Release, dated March 28, 1995.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      MAXUS ENERGY CORPORATION



                                      By: McCARTER MIDDLEBROOK
                                          -------------------------
                                          McCarter Middlebrook
                                          Vice President and General Counsel

Dated:  March 29, 1995

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                                 EXHIBIT INDEX


Exhibit        Description
-------        -----------

Exhibit 13     Press Release, dated March 24, 1995.

Exhibit 14     Press Release, dated March 28, 1995.
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                                                                      Exhibit 13


                                 PRESS RELEASE


FOR IMMEDIATE RELEASE
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MAXUS ENERGY MAKES STATEMENT ON PREFERRED STOCK
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DALLAS -- March 24, 1995 -- Maxus Energy Corporation (NYSE:MXS) today said that the NYSE has informed the company that, consistent with its existing policy, trading in Maxus' $4.00 Cumulative Convertible Preferred Stock will be suspended on the NYSE when trading is suspended with respect to Maxus' Common Stock as a result of the previously announced proposed YPF merger. Maxus' $2.50 Cumulative Preferred Stock is expected to remain eligible for trading on the NYSE.

Under the merger agreement with YPF, YPF and Maxus agreed to use their reasonable efforts to maintain the listings for Maxus' $4.00 and $2.50 Preferred Stock or to provide for listing or admission for trading of the preferred stock on another exchange or market. Maxus intends to make application for a listing of the $4.00 Preferred Stock, and possibly the $2.50 Preferred Stock, on another exchange or market. At the present time, there can be no assurance that any such listing will be obtained.
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                                                                      Exhibit 14


                                 PRESS RELEASE


FOR IMMEDIATE RELEASE
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YPF MODIFIES MAXUS ACQUISITION FINANCING; SETTLEMENT REACHED IN STOCKHOLDER
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LITIGATION
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DALLAS -- March 28, 1995 -- Maxus Energy Corporation (NYSE:MXS) announced today that YPF Sociedad Anonima (NYSE:YPF) had amended its SEC filings relating to its previously announced tender offer for Maxus' Common Stock. The tender offer is scheduled to expire, unless extended, at Midnight, Eastern Time, on Thursday, March 30, 1995.

YPF's SEC filing stated that YPF and The Chase Manhattan Bank (National Association), the agent bank in respect of YPF's proposed financing, had agreed verbally that the various facilities contemplated by the commitment letter Chase had previously provided to YPF will, in the definitive loan documentation, be modified in a number of respects.

The changes include the following: (i) the YPF loan facility (the facility under which Chase will advance funds to YPF which, in turn, ultimately will be contributed to YPF's acquisition subsidiary as a capital contribution in the proposed YPF merger) will be increased by $50 million; (ii) the maximum amount of the loan facility to YPF's acquisition subsidiary will be decreased by $50 million; (iii) the maximum amount of the loan facilities to be made available to Maxus subsidiaries to refinance a portion of the facilities to YPF's acquisition subsidiary will be decreased by $75 million; (iv) the loan to YPF will be payable in five consecutive monthly installments, of which the last installment is payable on December 15, 1995; and (v) the maturity of the loan facility to YPF's acquisition subsidiary will be the earlier of (a) the effective date of the proposed YPF merger or (b) May 26, 1995. In connection therewith, YPF has informed Maxus that the total amount of Maxus' existing cash on hand
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that will be used to repay a portion of YPF's acquisition financing is expected to increase from $100 million up to $125 million, plus accrued interest on the facility.

Pursuant to the previously announced YPF-Maxus merger agreement, YPF is obligated, for a period of nine years following the merger, to capitalize Maxus in an amount necessary (up to the amount of the debt service obligations under the YPF acquisition financing) to permit Maxus to meet its obligations as they come due, including for this purpose, preferred stock dividend and redemption payments.

Maxus' Board of Directors reviewed the proposed changes to YPF's acquisition financing and unanimously concluded (with one director abstaining) to reconfirm its prior recommendation that holders of Maxus Common Stock accept the YPF tender offer and tender their shares pursuant to the offer.

Maxus also said that it and YPF had reached an agreement in principle with the plaintiffs to settle the previously disclosed stockholder litigation brought by holders of Maxus Common Stock challenging the YPF tender offer and the proposed YPF merger. In this connection, the plaintiffs have withdrawn their motion for a preliminary injunction to enjoin the YPF tender offer. That motion had been previously scheduled to be heard today before the Delaware Chancery Court.